FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549



For August 31, 2007



                   Euro Tech Holdings Company Limited
      -------------------------------------------------------
          (Translation of Registrant's name into English)

    18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
    -------------------------------------------------------------
                (Address of Principal Executive Offices)



	Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [ X ]        Form 40-F  [   ]


	Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes  [   ]      No [  X ]


	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-______________.




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Euro Tech Holdings Company Limited
Form 6-K
Page 2 of 4


Item 5.  Other Events
---------------------

      On August 31, 2007, Euro Tech Holdings Company Limited (the
"Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

      Proposals presented to the shareholders at that meeting were the following:

Proposal 1.  The election of the following nine persons to the
             Company's Board of Directors:

             T.C. Leung
             Jerry Wong
             Nancy Wong
             C.P. Kwan
             Alex Sham
             Y.K. Liang
             Ka Chong Cheang
             Xu Hong Wang
             Li Da Weng

Proposal 2.  The adoption of the Company's 2007 Officers' and
             Directors' Stock Option and Incentive Plan.

Proposal 3.  Adjourn the annual meeting if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in this notice of meeting.

      An aggregate of 9,489,158 shares, representing approximately 82.8% of the Company's issued and outstanding 11,460,267 shares on the record date were present in person or by proxy. A clear quorum was present.

      The shareholders in person or by proxy voted their shares as follows:


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Euro Tech Holdings Company Limited
Form 6-K
Page 3 of 4


Proposal Number 1.  Election of Directors:
=================

---------------------------------------------------------
                  Votes        Withold      Approximate
                   For        Authority    Percentages of
                                             For Votes
                                           of All Issued
                                                &
                                           Outstanding
                                              Shares
---------------------------------------------------------
T.C. Leung       9,380,289       108,868       81.85
---------------------------------------------------------
Jerry Wong       9,380,289       108,868       81.85
---------------------------------------------------------
Nancy Wong       3,438,048     6,051,109       30.00
---------------------------------------------------------
C.P. Kwan        3,438,048     6,051,109       30.00
---------------------------------------------------------
Alex Sham        9,380,289       108,868       81.85
---------------------------------------------------------
Y.K. Liang       9,396,772        92,385       81.99
---------------------------------------------------------
Ka Chong Cheang  9,396,772        92,385       81.99
---------------------------------------------------------
Xu Hong Wang     9,380,289       108,868       81.85
---------------------------------------------------------
Li Da Weng       9,399,384        89,773       82.02
---------------------------------------------------------

Proposal Number 2.  The Company's 2007 Officers' and Directors'
=================
Stock Option and Incentive Plan:

-------------------------------------------------------------
                                                Approximate
                                               Percentage of
                                             For Votes of All
                                                Issued &
     Votes      Votes      Votes    Broker     Outstanding
      For      Against  Abstaining  Non-Votes    Shares
-------------------------------------------------------------
   6,144,520   213,874    15,674    3,115,090     53.62
-------------------------------------------------------------

Proposal Number 3.	Adjourn Meeting (if necessary):
=================

     ------------------------------------------------------
                                             Approximate
                                             Percentage of
                                               For Votes
                                                of All
          Votes     Votes      Votes         Outstanding
           For     Against   Abstaining        Shares
     ------------------------------------------------------
       8,783,538   660,399    45,278            76.64
     ------------------------------------------------------

Euro Tech Holdings Company Limited
Form 6-K
Page 4 of 4



      As a result, only seven of the Company's nine director-nominees were elected as Directors of the Company to serve in that capacity for the ensuing year. Nancy Wong and C.P. Kwan were not reelected as Directors' and the Company's 2007 Stock Option and Incentive Plan was adopted.


                             SIGNATURES
                             ----------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                EURO TECH HOLDINGS COMPANY LIMITED
                                (Registrant)


Dated: September 10, 2007       By: /s/ T.C. Leung
                                    --------------------------------
                                    T.C. Leung, Chief Executive Officer
                                    and Chairman of the Board




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